FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR February 28, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.   Reporting Issuer
     ----------------

         DynaMotive Energy Systems Corporation
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

         February 27, 2006

3.    Press Release
      -------------

         February 27, 2006

4.    Summary of Material Change
       -------------------------

Vancouver, B.C. ? DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that Environment Canada?s Environmental Choice Program (ECP) has certified, with its EcoLogo, that DynaMotive?s BioOil is a ?Renewable Industrial Liquid Fuel? for combustion in industrial applications such as drying kilns, lime kilns, blast furnaces, boilers or electricity turbines.

While the ECP previously certified that electricity generated at the DynaMotive?s West Lorne facility is renewable, this newly published certification criteria recognizes the additional industrial heating markets that DynaMotive is commercially penetrating with its renewable fuels. The certification criteria was established by the ECP?s expert panel of academic, industry, consumer and government advisors. An independent audit confirmed that DynaMotive?s BioOil met the product category requirements for a Renewable Industrial Liquid Fuel, which claims environmental benefits through conservation of non-renewable resources and reduced Greenhouse Gas emissions. EcoLogo, the ECP?s symbol of approval, is designed to support a continuing effort to improve and maintain environmental quality by reducing energy and materials consumption and by minimizing pollution generated by the production, use and disposal of goods and services available to Canadians.


The certification of DynaMotive?s BioOil by EPC is an important step in the legal and regulatory recognition of BioOil as a green alternative to fossil fuels. DynaMotive?s BioOil can be produced from renewable resources at prices competitive with fossil fuels.

Canada's Environmental Choice Program is part of the Global Eco-labelling Network (GEN) and is internationally renowned for its stringent certification process. The program identifies performance criteria that represent environmental leadership in any given sector. A key aspect of the certification process is the requirement for third party verification of compliance to ECP criteria. Products and services that meet these criteria are certified by the Program and entitled to carry and display the EcoLogo. The program is administered by TerraChoice Environmental Marketing.


5.    Full Description of Material Change
   -----------------------------------
         Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

         N/A

7.    Omitted Information
      -------------------

         N/A

8.    Senior Officers
      ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

Andrew Kingston
President & CEO
6876 Churchill Street
Vancouver, BC V6P 5B3
(604) 267-6013

9.   Statement of Senior Officer
     ---------------------------


The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 27th day of February 2006.

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                               (signed)    ?Andrew Kingston?
                                            ----------------
                                            Andrew Kingston
                                            President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release: February 27, 2006

              DynaMotive?s BioOil Certified by Internationally Recognized
                             Eco-labeling Program


Vancouver, B.C. ? DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that Environment Canada?s Environmental Choice Program (ECP) has certified, with its EcoLogo, that DynaMotive?s BioOil is a ?Renewable Industrial Liquid Fuel? for combustion in industrial applications such as drying kilns, lime kilns, blast furnaces, boilers or electricity turbines.

While the ECP previously certified that electricity generated at the DynaMotive?s West Lorne facility is renewable, this newly published certification criteria recognizes the additional industrial heating markets that DynaMotive is commercially penetrating with its renewable fuels. The certification criteria was established by the ECP?s expert panel of academic, industry, consumer and government advisors. An independent audit confirmed that DynaMotive?s BioOil met the product category requirements for a Renewable Industrial Liquid Fuel, which claims environmental benefits through conservation of non-renewable resources and reduced Greenhouse Gas emissions. EcoLogo, the ECP?s symbol of approval, is designed to support a continuing effort to improve and maintain environmental quality by reducing energy and materials consumption and by minimizing pollution generated by the production, use and disposal of goods and services available to Canadians.


The certification of DynaMotive?s BioOil by EPC is an important step in the legal and regulatory recognition of BioOil as a green alternative to fossil fuels. DynaMotive?s BioOil can be produced from renewable resources at prices competitive with fossil fuels.

Canada's Environmental Choice Program is part of the Global Eco-labelling Network (GEN) and is internationally renowned for its stringent certification process. The program identifies performance criteria that represent environmental leadership in any given sector. A key aspect of the certification process is the requirement for third party verification of compliance to ECP criteria. Products and services that meet these criteria are certified by the Program and entitled to carry and display the EcoLogo. The program is administered by TerraChoice Environmental Marketing.


About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world?s abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive?s technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char. For more information on DynaMotive, please call:

           Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268

Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company?s business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ?forward-looking statements? as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company?s filings with the Securities and Exchange Commission


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